UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure and Appointment of Chief Financial Officer

On July 20, 2023, Ms. Shaochai Yang tendered her resignation as the Chief Financial Officer of ZK International Group Co., Ltd. (the “Company”) to the Board of Directors of the Company (the “Board”), effective immediately. Ms. Yang’s resignation was for personal reasons and was not due to any disagreement with the Company. To fill the vacancy created by Ms. Yang’s resignation, on July 21, 2023, the Board appointed Ms. Xiaofen Jin to serve as the Company’s Chief Financial Officer, effective on the same date.

Xiaofen Jin, age 43, has served as the Chief Financial Officer of the Company’s PRC subsidiary, Zhejiang Zhengkang Industrial Co., Ltd. since March 2023. Ms. Jin has over ten years of experience in accounting and financial management. Prior to joining the Company, she served as the Chief Financial Officer of Zhejiang Kingstone Houseware Co., Ltd., a kitchen knives and cutlery manufacturer from October 2021 to February 2023. From April 2019 to October 2021, Ms. Jin served as the Chief Financial Officer of Fangzheng Valve Group Co., Ltd., an industrial valves manufacturer. From March 2015 to February 2019, Ms. Jin served as the Chief Financial Officer of Wenzhou Jiahe Investment Management Co., Ltd., a capital markets financial service company. From May 2011 to March 2015, Ms. Jin served as a Financial Manager of Zhejiang YAT Electric Appliance Co., Ltd., a garden machinery, electric tools and intelligent products manufacturer. Ms. Jin received an associate’s degree in Electronic Data Processing Accounting from Zhejiang University of Finance & Economics in 2002.

Effective July 21, 2023, the Company and Ms. Jin entered into an employment agreement (the “Employment Agreement”). Under the Employment Agreement, Ms. Jin is entitled to an annual salary of RMB198,000 (approximately $27,500) for her services as the Chief Financial Officer of the Company. She is also entitled to participate in the Company’s equity incentive plans and other benefits, each as determined by the Board from time to time. Her employment has an initial term until March 5, 2026 or until her earlier death, resignation or removal. The Employment Agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 4.1.

Ms. Jin has no family relationships with any director or executive officer of the Company. There are no transactions between the Company and Ms. Jin that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

Exhibits

Exhibit Number	Description of Exhibit
4.1	Employment Agreement between ZK International Group Co., Ltd. and Xiaofen Jin, dated July 21, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZK INTERNATIONAL GROUP CO., LTD.

By:	/s/ Jiancong Huang
Name:	Jiancong Huang
Title:	Chief Executive Officer and Chairman of the Board

Date: July 26, 2023

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